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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               Amendment No. _____
                              --------------------
                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                       (Name of Subject Company (Issuer))

                            SUPERIOR NAVIGATION LTD.
                        (Name of Filing Person (Offeror))
                              --------------------
                           AMERICAN DEPOSITARY SHARES
                (EACH AMERICAN DEPOSITARY SHARE REPRESENTING ONE
             CLASS A ORDINARY SHARES, NOMINAL VALUE $1.00 PER SHARE)
                         (Title of Class of Securities)

                                    032721201
                      (CUSIP Number of Class of Securities)
                              ---------------------
                             Demetrios A. Stylianou
                             Director and President
                            Superior Navigation Ltd.
                                Sygrou Avenue 354
                                Kallithea 176-74
                                     Greece
                                011 3010 946 7205
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)
                              ---------------------
                                    COPY TO:
                              John F. Fritts, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000
                              ---------------------

                            CALCULATION OF FILING FEE
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         Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------------------------------------------------

              $ 55,723,505                              $ 11,145
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*    For purposes of calculating amount of filing fee only. This calculation assumes the purchase of 11,144,701 American Depositary Shares (each represented by one Class A Ordinary Share, nominal value $1.00) of Anangel-American Shipholdings Limited, ticker symbol "ASIPY," at a purchase price of $5.00 per ADS, net in cash.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable     Filing party:  Not applicable
     Form or Registration No.:  Not applicable     Date filed:    Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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


     This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by Superior Navigation Ltd. (the "Offeror"), a Liberian corporation. This Schedule TO relates to the offer by the Offeror to purchase (i) all outstanding Class A ordinary shares, nominal value $1.00 each ("Class A Shares"), (ii) all outstanding Class B ordinary shares, nominal value $1.00 each ("Class B Shares" and together with the Class A Shares, "Ordinary Shares") and (iii) all outstanding American Depositary Shares, each representing one Class A Share ("ADSs" and together with the Ordinary Shares, "Shares") of Anangel-American Shipholdings Limited ("Anangel" or the "Company"), at a purchase price of $5.00 per Share, net in cash, without interest (the "Offer Price"), upon the terms and conditions of the Offeror's Offer to Purchase dated February 12, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acceptance Form, copies of which are attached hereto as Exhibits
(a) (1) (i), (a) (1) (ii) and (a) (1) (iii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

     The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

     Not applicable.



ITEM 12. EXHIBITS


EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
(a)(1)(i)      Offer to Purchase dated February 12, 2002.
(a)(1)(ii)     Letter of Transmittal.
(a)(1)(iii)    Acceptance Form.
(a)(1)(iv)     Notice of Guaranteed Delivery.
(a)(1)(v)      Form of Letter to Brokers, Dealers,
               Commercial Banks, Trust Companies and Other
               Nominees.
(a)(1)(vi)     Form of Letter to Clients.
(a)(1)(vii)    Instructions for Form W8-BEN.
(a)(1)(viii)   Press Release issued by the Company, dated
               December 6, 2001 announcing the Tender Offer.
               (1)
(a)(1)(ix)     Press Release Issued by Offeror. (2)
(a)(1)(x)      Form W-8IMY.
(a)(1)(xi)     Instructions for Form W-8IMY.


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(1)  Incorporated by reference to the Form SC TO filed on December 6, 2001, by the Company.
(2) Incorporated by reference to the Form SC TO-T filed on February 12, 2002, by the Offeror.
                                      -2-

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/13E-3 is true, complete and correct.


                                                SUPERIOR NAVIGATION LTD.



                                                /s/ Demetrios A. Stylianou
                                                ------------------------------
                                                Name: Demetrios A. Stylianou
                                                Title: Director and President

Date:  February 12, 2002


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


                                  EXHIBIT INDEX


EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
(a)(1)(i)      Offer to Purchase dated February 12, 2002.
(a)(1)(ii)     Letter of Transmittal.
(a)(1)(iii)    Acceptance Form.
(a)(1)(iv)     Notice of Guaranteed Delivery.
(a)(1)(v)      Form of Letter to Brokers, Dealers,
               Commercial Banks, Trust Companies and Other
               Nominees.
(a)(1)(vi)     Form of Letter to Clients.
(a)(1)(vii)    Instructions for Form W8-BEN.
(a)(1)(viii)   Press Release issued by the Company dated
               December 6, 2001 announcing the Tender Offer.
               (1)
(a)(1)(ix)     Press Release Issued by Offeror. (2)
(a)(1)(x)      Form W-8IMY.
(a)(1)(xi)     Instructions for Form W-8IMY.


---------------
(1) Incorporated by reference to the Form SC TO filed on December 6, 2001, by the Company.
(2) Incorporated by reference to the Form SC TO-T filed on February 12, 2002, by the Offeror.


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